07001683

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8-52692

RECEIVED FEB 26 2007 PROCESSING SECTION WASH. D.C. 199

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01-01-06 (MM/DD/YY) AND ENDING 12-31-06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MKG Financial Group, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1500 SW First Avenue, Suite 1000
(No. and Street)

Portland	Oregon	97201
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mark K. Gaskill (503) 226-6700
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Geffen, Mesher & Company, P.C.
(Name - *if individual, state last, first, middle name*)

888 SW Fifth Avenue, Suite 800	Portland	Oregon	97204
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 0 5 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Mark K. Gaskill, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MKG Financial Group, Inc., as of December 31, 2006 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President
Title

STATE OF OREGON COUNTY OF MULTNOMAH
This instrument was acknowledged before me on by Mark K Gaskill
as of
NOTARY SIGNATURE
My Commission Expires: 6-1-08

Notary Public

OFFICIAL SEAL
JANET A. HAYS
NOTARY PUBLIC-OREGON
COMMISSION NO. 381355
MY COMMISSION EXPIRES JUNE 1, 2008

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income.
- ☒ (d) Statement of Changes in Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity of Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and Unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath of Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditors' Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MKG Financial Group, Inc.

Form X-17A-5 Part IIA of the
Focus Report of the
Securities and Exchange Commission

Year Ended December 31, 2006

MKG Financial Group, Inc.

Table of Contents

Year Ended December 31, 2006

Page

GEFFEN MESHER
& COMPANY, P.C.
CERTIFIED PUBLIC ACCOUNTANTS & BUSINESS CONSULTANTS

INDEPENDENT AUDITORS' REPORT

Board of Directors
MKG Financial Group, Inc.
Portland, Oregon

We have audited the accompanying statement of financial condition of MKG Financial Group, Inc. as of December 31, 2006, and the related statements of income, changes in shareholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of MKG Financial Group, Inc. as of December 31, 2006, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 9 and 10 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. This information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Geffen Mesher & Company, P.C.

February 16, 2007

888 S.W. Fifth Avenue, Suite 800 • Portland, Oregon 97204 • Tel: 503.221.0141 • Fax: 503.227.7924 • 800.819.0141 • www.gmco.com

MKG Financial Group, Inc.

Statement of Financial Condition

December 31, 2006

Assets		
Cash	$	12,708
Commissions receivable from clearing broker		15,689
Furniture, equipment, and leasehold improvements, net		40,536
Deposit with clearing broker		25,000
Prepaid expenses and other assets		20,476
Employee advances		4,500
Cash surrender value of life insurance		14,090
	$	132,999
Liabilities		
Accounts payable	$	44,331
Accrued liabilities and other expenses		20,633
		64,964
Commitments and contingencies		
Shareholder's equity		68,035
	$	132,999

See notes to financial statements

MKG Financial Group, Inc.

Statement of Income

Year Ended December 31, 2006

Revenues	
Commissions	$ 1,239,107
Management fees	13,721
Interest and dividend income	1,184
Other income	7,512
	1,261,524
Expenses	
Salaries and related expenses	395,479
Communications and data processing	76,624
Occupancy and equipment	114,651
Professional fees	217,978
Clearinghouse fees	93,959
Advertising and promotion	88,292
Other expenses	132,139
Total expenses	1,119,122
Net income	$ 142,402

MKG Financial Group, Inc.

Statement of Changes in Shareholder's Equity

	Shares authorized, issued and outstanding; $1.00 par value	Amount	Additional paid-in-capital	Retained earnings (deficit)	Total
Balance, January 1, 2006	100	$ 100	$ -0-	$ 77,697	$ 77,797
Contributions			139,019		139,019
Distributions				(291,183)	(291,183)
Net income				142,402	142,402
Balance, December 31, 2006	100	$ 100	$ 139,019	($ 71,084)	$ 68,035

See notes to financial statements

MKG Financial Group, Inc.

Statement of Cash Flows

Year Ended December 31, 2006		
Cash flows from operating activities		
Net income	$	142,402
Adjustments to reconcile net income to net cash provided by operating activities		
Depreciation and amortization		14,961
Change in operating assets and liabilities		
Commissions receivable from clearing broker	(	2,376)
Prepaid expenses and other assets	(	12,094)
Employee advances	(	4,500)
Accounts payable		14,788
Accrued liabilities and other expenses	(	1,696)
Net cash provided by operating activities		151,485
Cash flows from investing activities		
Acquisition of furniture and equipment	(	4,497)
Cash flows from financing activities		
Contributions from shareholder		139,019
Distributions to shareholder	(	291,183)
Net change in capital lease obligation	(	1,099)
Net cash used in financing activities	(	153,263)
Net decrease in cash	(	6,275)
Cash at beginning of year		18,983
Cash at end of year	$	12,708
Supplemental disclosure of cash flow information		
Cash paid during the year for interest	$	309
Cash paid during the year for local income taxes	$	1,055

1. Line of business and significant accounting policies

Line of business
MKG Financial Group, Inc. (the "Company") is an Oregon corporation. The Company is principally engaged in the general business of securities broker, agent or principal, including buying, selling, exchanging or otherwise in any manner dealing in stocks, bonds, evidence of property of indebtedness or any securities ordinarily or necessarily dealt with by security brokers, agents or principals. On January 30, 2006, MKG Capital Advisors, Ltd. ("MKG Capital"), was merged into the Company. MKG Capital provides investment advisory services.

Use of estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue recognition
Security transactions and related commission revenue and expense are recorded on a trade date basis. Revenues from consulting activities and advisory services are recorded as fees when earned under the terms of the related agreements.

Concentrations of credit risk
The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

Receivables
Commissions receivable from clearing broker consist of commissions due on closed sales. The Company has not incurred any material credit related losses and based on historical experience, management has deemed an allowance for uncollectible accounts is not necessary.

Furniture, equipment and leasehold improvements
Furniture, equipment and leasehold improvements are carried at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. Leasehold improvements are amortized over the shorter of the estimated useful lives of the assets or related lease. The cost of maintenance and repairs is charged to expense as incurred; significant renewals and betterments are capitalized.

Income taxes
The Company elected, effective April 1, 2000, to be treated as an "S" Corporation under the Internal Revenue Code. Instead of paying corporate income taxes, the shareholders of an "S" Corporation are taxed individually on the Company's taxable income or loss. Therefore, no provision or liability for federal and state corporate income taxes has been included in these financial statements.

1. Line of business and significant accounting policies (continued)

Accrued rent expense

Rent expense on operating leases with scheduled rent increases is recognized on a straight-line basis over the lease term. Accrued rent expense represents the accumulated excess of rent charged to expense over the amount of the scheduled rent paid. For the year ended December 31, 2006, accrued rent expense of approximately $16,000 is included in accrued liabilities and other expenses.

2. Furniture, equipment and leasehold improvements

Furniture, equipment and leasehold improvements consist of the following at December 31, 2006:

Furniture and fixtures	$	39,407
Office equipment		57,884
Leasehold improvements		40,728
		138,019
Less accumulated depreciation and amortization	(	97,483)
	$	40,536

3. Commitments and contingencies

Operating leases

The Company occupies office space under an operating lease expiring August 2009 which is personally guaranteed by the shareholder. The lease requires the Company to pay its proportionate share of operating expenses for the building; principally real estate taxes, insurance, repairs and maintenance and utilities. Total rent expense for the year ended December 31, 2006, was approximately $96,000.

Future minimum lease payments under non-cancelable operating leases as of December 31, 2006 are approximately as follows: $99,800 in 2007; $101,000 in 2008; and $68,700 in 2009.

Contingencies

The Company is involved in a claim arising in the normal course of business activities which is currently in arbitration. While the ultimate result of the proceedings against the Company cannot be predicted with certainty, management does not expect that these matters will have a materially adverse effect on the financial statements of the Company.

4. Employee benefit program

The Company has a savings incentive match plan covering employees who meet prescribed requirements. The Company contributes a matching contribution to each eligible employee equal to the employee's salary reduction contributions up to a limit of 3% of the employee's compensation for the calendar year. The Company made contributions to the plan of approximately $6,100 for the year ended December 31, 2006.

5. Net capital requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1. As a result, the minimum net capital required is the greater of $5,000 or 1/15th of aggregate indebtedness, as defined. At December 31, 2006, the Company had a net capital of $2,523 which was $2,477 deficient of the required net capital of $5,000. The Company's aggregate indebtedness was $64,964 at December 31, 2006, resulting in a ratio to net capital deficiency of 5.42 to 1. Net capital and required net capital may fluctuate on a daily basis.

As a result of its net capital deficiency, the Company gave notice of the net capital requirement, current net capital deficiency and corrective action as required by the notification provisions for brokers and dealers in accordance with SEC Rule 17a-11. Upon receipt of employee advances on January 2, 2007, the Company corrected its net capital deficiency.

ACCOMPANYING INFORMATION TO FINANCIAL STATEMENTS

MKG Financial Group, Inc.

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2006

Net capital		
Total shareholder's equity	$	68,035
Less nonallowable assets		
Furniture, equipment, and leasehold improvements, net		40,536
Prepaid expenses and other assets		20,476
Employee advances		4,500
		65,512
Net capital	$	2,523
Aggregate indebtedness		
Accounts payable and accrued expenses	$	64,964
Computation of basic net capital requirements		
Minimum net capital required	$	5,000
Net capital deficiency	($	2,477)
Excess of net capital deficiency at 1,000%	($	3,973)
Ratio of aggregate indebtedness to net capital		5.42 to 1

Reconciliation with Company's computation (included in Part IIA of Form X-17a-5 as of December 31, 2006):

Net capital, as reported in the Company's Part IIA (unaudited)	$	11,926
Audit adjustments for increase in accrued expenses and decrease in earned revenue	(	9,403)
Net capital, per above	$	2,523

YEAR ENDED DECEMBER 31, 2006

Exemptive provisions
The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 under subparagraph (k)(2)(ii) as all customer transactions are cleared through a clearing agent on a fully disclosed basis.

GEFFEN MESHER
& COMPANY, P.C.
CERTIFIED PUBLIC ACCOUNTANTS & BUSINESS CONSULTANTS

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

Board of Directors
MKG Financial Group, Inc.
Portland, Oregon

In planning and performing our audit of the financial statements of MKG Financial Group, Inc. for the year ended December 31, 2006, we considered its internal control in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(l) of the Securities and Exchange Commission ("SEC"), we made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3(e). Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

Making quarterly securities examinations, counts, verifications, and comparisons.

Recordation of differences required by Rule 17a-13.

Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they might become inadequate because of changes in conditions and that the effectiveness of their design and operation may deteriorate.

888 S.W. Fifth Avenue, Suite 800 • Portland, Oregon 97204 • Tel: 503.221.0141 • Fax: 503.227.7924 • 800.819.0141 • www.gmco.com

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a significant deficiency, or combination of deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the Company's internal control. However, we noted the following matters involving the control environment and its operation that we consider to be material weaknesses as defined above:

> Recording unearned income and failure to accrue certain expenses indicates a lack of sufficient expertise in selecting and applying accounting principles generally accepted in the United States of America in recording the financial transactions and preparing financial statements, including disclosures.
>
> Failure to perform reconciliations of the fixed asset accounts indicates inadequate controls over the period-end financial reporting process.
>
> A net capital deficiency on December 31, 2006 indicates inadequate controls over the practice and procedures in making the periodic computations of net capital under Sec. 240.17a-3(a)(11) resulting in a net capital deficiency.
>
> Lack of controls and review of outsourced bookkeeper indicates an ineffective oversight of the entity's financial reporting by those charged with governance

These conditions were considered in determining the nature, timing and extent of the procedures to be performed in our audit of the financial statements of the Company for the year ended December 31, 2006 and this report does not affect our report thereon dated February 16, 2007.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate as of December 31, 2006, to meet the SEC's objectives.

This report recognizes that it is not practicable in an organization the size of MKG Financial Group, Inc. to achieve all the divisions of duties and cross-checks generally included in a system of internal accounting control, and that, alternatively, greater reliance must be placed on surveillance by management.

This report is intended solely for the use of the Board of Directors, management, the Securities and Exchange Commission and other regulatory agencies which rely on Rule 17a-5(g) under the Securities and Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Geffen Mesher & Company, P.C.

February 16, 2007

END